EXHIBIT 99.1

NEWS RELEASE	ELD No. 12-27
TSX: ELD NYSE: EGO	November 12, 2012

ELDORADO ANNOUNCES LAUNCH OF US$500 MILLION SENIOR NOTES OFFERING

Vancouver, Canada  – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or the “Company”) is pleased to announce that the Company intends to offer up to US$500 million aggregate principal amount of senior unsecured notes due 2020 (the “Notes”).  The interest rate and other terms of the Notes will be determined based on prevailing market conditions.  Eldorado intends to use the net proceeds of the Notes for general corporate purposes.

The Notes have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state and may not be offered or sold absent registration under the Securities Act or an applicable exemption from the registration requirements thereof.  The Notes will be offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act and in each case pursuant to available prospectus exemptions from securities laws of British Columbia.  The Notes will be offered and sold outside of the US (including in Canada) on a private placement basis pursuant to certain exemptions from applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom.

“Funds from this offering combined with our strong cash flow will enhance our ability to implement growth initiatives in line with the Company’s strategic plan”, commented Paul N. Wright, Chief Executive Officer.

About Eldorado Gold

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece and Romania.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward looking statements and forward looking information within the meaning of applicable Canadian and U. S. Securities Legislation.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the launch of the Notes.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: the need to negotiate and execute a purchase agreement and related documents; the need for continued cooperation of the initial purchasers; the need to successfully market the offering; gold price volatility; the need to obtain any required consents and related documents, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Norm Pitcher, President Eldorado Gold Corporation Phone: 604.601.6651 or 1.888.353.8166 Email: louiseb@eldoradgold.com Information packages: laurelw@eldoradogold.com	1188, 550 Burrard Street Vancouver, BC V6C 2B5 www.eldoradogold.com